Exhibit 99.8

NICE Actimize Positioned As the Overall Technology Leader in 2019
 Quadrant Knowledge Enterprise Fraud Management Report

NICE Actimize was positioned as the highest-scoring enterprise fraud solutions vendor across technology excellence and customer impact metrics

Hoboken, NJ, June 19, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in autonomous financial crime management has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the overall Technology leader in its recently released “Market Outlook: Enterprise Fraud Management, 2019-2024, Worldwide” report (April 2019). The Quadrant Knowledge Solutions study, which provides competitive analysis and a ranking of the leading enterprise fraud management vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize highest across technology excellence and customer impact and positioned it as “the clear 2019 technology leader in the global enterprise fraud management market.”

The Quadrant Knowledge Market Outlook report cited key areas of strength for NICE Actimize, noting that “NICE Actimize’s comprehensive experience and domain expertise in payment and fraud management is well recognized for providing a real-time fraud detection and management solution for a variety of fraud use cases.” Additionally, the report said, “NICE Actimize with recent technology enhancements is well positioned to provide an end-to-end integrated fraud management solution with easy and scalable data integration, augmented intelligence, open architecture, agile advanced analytics, and cloud-native PaaS platform services.”

“We appreciate the extensive research into the global enterprise fraud marketplace conducted by Quadrant Knowledge Solutions, and we thank them for identifying NICE Actimize as the industry leader in technology and innovation,” said Craig Costigan, CEO, NICE Actimize. “We have had a strong year in enterprise fraud innovation, highlighted by the introduction of our IFM-X integrated fraud management platform that leverages automation and machine learning to optimize effectiveness while reducing the total cost of implementing and operating an enterprise fraud risk management system. We are pleased to have these advancements acknowledged in this analysis.”

According to the Quadrant Knowledge report, “The Enterprise Fraud Management market is expected to increase significantly in the next five to six years from the market size of $883.3 million in 2018 to over $5.65 billion by 2024. The global market is expected to grow at a compound annual growth rate (CAGR) of 36.2% from 2019-2024.”

Quadrant Knowledge Solutions’ SPARK Matrix provides a snapshot of key market participants and a visual representation of their positioning, along with strategic insights on how each vendor participant ranks related to their competitors along several axis representing a range of performance parameters coinciding with technology excellence and customer impact. These coordinates are then used to create the final SPARK Matrix.

To download a complimentary copy of the Quadrant Knowledge report and profile of NICE Actimize, please click here.

For additional information:

•	For more on NICE Actimize's IFM-X Platform, please click here.
•	To review an IFM-X YouTube video, please click here.
•	For more on NICE Actimize's X-Sight Platform-as-a Service, please click here.
•	For more on NICE Actimize's Fraud Augmented Intelligence, please click here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverable is designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at https://www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1-212-574-3635, ir@nice.com

Yisca Erez
+972-9-775-3798, NICE Ltd., ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.